1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 29, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2019/01/29	The Board approved the construction of Nankang Multifunction Building
99.02	Announcement on 2019/01/29	Chunghwa Telecom announced the Board of Directors’ resolution to establish Next Commercial Bank Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

The Board approved the construction of Nankang Multifunction Building

Date of events: 2019/01/29

Contents:

1.Type of contract:construction contract

2.Date of occurrence of the event:2019/01/29

3.Counterparty to the contract and relationship between it and the Company: N/A

4.Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and starting and ending dates of the contract), restrictive covenants, and other important stipulations:To build a 13F/4B multifunction building with combination of commercial space and telecommunication facility, approximately 11,981 ping total floor area, located at land number 575, the 4th subsection of Nangang section. The construction cost is approximately NT$2.538 billion and will be completed at the end of 2024.

5.Name of the professional appraisal institution and its appraisal opinion (not applicable to mandating others to build on the Company’s own land; also, the appraisal opinion should include an appraisal of the reasonableness of the contractual method of cooperation):N/A

6.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

7.Is the appraisal report price a limited price or specific price?:N/A

8.Has an appraisal report not yet been obtained?:N/A

9.Reason for an appraisal report not been obtained:N/A

10.Concrete purpose/objective of the acquisition:to relocate telecommunication facilities and activate the asset.

11.Do the directors have any objection to the present transaction?:None

12.Any other matters that need to be specified:None

EXHIBIT 99.02

Chunghwa Telecom announced the Board of Directors’ resolution to establish Next Commercial Bank Co., Ltd.

Date of events: 2019/01/29

Contents:

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common Stock of Next Commercial Bank Co., Ltd

2.Date of occurrence of the event:2019/01/29

3.Volume, unit price, and total monetary amount of the transaction:

(1)Volume: No more than 450,000,000 shares

(2)Unit Price: TWD 10 per share

(3)Amount: No more than TWD 4,500,000,000

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): New joint venture company.

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:According to the joint venture agreement.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:By the resolution of the Board of Directors.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

(1)Volume: No more than 450,000,000 shares

(2)Amount: No more than TWD 4,500,000,000

(3)Shareholding percentage: No more than 45%

(4)Restriction of rights: None

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

(1)No more than 6.59%

(2)No more than 7.84%

(3)TWD 22.812 billion

13.Broker and broker's fee:N/A

14.Concrete purpose or use of the acquisition or disposal: Long-term equity investments

15.Net worth per share of the underlying securities acquired or disposed of:N/A

16.Do the directors have any objection to the present transaction?:No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:N/A

18.Any other matters that need to be specified: Next Commercial Bank Co., Ltd. requires the establishment permit from FSC.